May 6, 2008

Lauren Nguyen/Attorney-Advisor
United States Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

Re:         El Maniel International, Inc
               Amendment No. 2 to Registration Statement on Form S-1
   Filed April 23, 2008
   File No. 333-148988

Dear Ms. Nguyen:

We represent El Maniel International, Inc. (the “Company” or “El Maniel”). We are in receipt of your letter dated May 5, 2008 regarding the above referenced filing and the following are our responses:

Prospectus

Risk Factors, page 2

We are Subject to Extensive and Increasing Regulation of Tobacco Products Which May
Now Allow Us to Become Profitable, page 3

l.	Revise the title of the risk factor to accurately describe the risks you are disclosing. In this regard, delete the typographical error in the risk factor which included the word, “now”.

Answer:          This risk factor heading has been revised to replace the word with “now” with “not”.

We are Subject to Important Limitations on Advertising and Marketing Cigarettes that
Could Harm its Competitive Position, page 4

2.	Refer to the third sentence of this risk factor. Revise to clarify that you will be advertising cigars and not cigarettes.

Answer:	This sentence has been revised to clarify that the company will be advertising cigars and not cigarettes.

3.	Refer to the last sentence of this risk factor. Revise to disclose why Lorillard is related to your company and its operations.

Answer:         Lorillard is not related to the Company so this reference has been deleted.

Management Discussion and Analysis, page 13
Plan of Operation, page 14

4.
We note your response to prior comment 10 and reissue in part.  You have only listed the anticipated general expenses of $75,000 for the next twelve months and the marketing expenses of $125,000.  As you expect to purchase cigars for distribution, provide detailed disclosure on the costs for such purchases for your inventory.  Will the purchases for the cigars account for the general expenses of the company?  Revise to provide a detailed explanation of your plan of operations for the next 12 months.

Answer:	This section has been revised to provide a detailed explanation of the Company’s plan of operations for the next 12 months and to address the issues set forth above.

Other

5.	The independent public accountants in each amendment should furnish manually signed and currently dated consents to the registration statement.

Answer:	The independent public accountant has furnished a manually signed and currently dated consent to the registration statement.

6.	In the event of delay in effectiveness of the Form S-1, please update the financial statements in accordance with Item 301(g) of Regulation S-B.

Answer:	The Company will continue to update in accordance its financials statement as needed in compliance with Item 310(G) of Regulation S-B.

Very truly yours,

ANSLOW & JACLIN, LLP

By: /S/ GREGG E. JACLIN
             GREGG E. JACLIN